                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 TeamStaff, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87815U204
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                                  212-760-0134
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 9, 2005
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.       [X].

----------------------------                           -------------------------
CUSIP NO. 87815U204
----------------------------                           -------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
         Wynnefield Partners Small Cap Value, L.P.
         13-3688497

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  [X]
         (b)
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         WC

--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
                               - 0 -
     NUMBER OF
       SHARES           --------------------------------------------------------
    BENEFICIALLY          8    SHARED VOTING POWER
      OWNED BY                 779,225 (1)
        EACH
     REPORTING          --------------------------------------------------------
       PERSON             9    SOLE DISPOSITIVE POWER
        WITH                   - 0 -

                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               779,225 (1)

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,235,500 (2)

--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

         [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)
         PN

--------------------------------------------------------------------------------
(1) Includes 20,625 shares issuable upon exercise of warrants to purchase shares of Common Stock.
(2) Includes 62,500 shares issuable upon exercise of warrants to purchase shares of Common Stock held by the Wynnefield Group.

----------------------------                           -------------------------
CUSIP NO. 87815U204
----------------------------                           -------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
         Wynnefield Partners Small Cap Value, L.P. I
         13-3953291

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [X]
         (b)
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         WC

--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
                               - 0 -
     NUMBER OF
       SHARES           --------------------------------------------------------
    BENEFICIALLY          8    SHARED VOTING POWER
      OWNED BY                 896,650 (1)
        EACH
     REPORTING          --------------------------------------------------------
       PERSON             9    SOLE DISPOSITIVE POWER
        WITH                   - 0 -

                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               896,650 (1)

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,235,500 (2)

--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

         [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)
         PN

--------------------------------------------------------------------------------
(1) Includes 26,250 shares issuable upon exercise of warrants to purchase shares of Common Stock.
(2) Includes 62,500 shares issuable upon exercise of warrants to purchase shares of Common Stock held by the Wynnefield Group.

----------------------------                           -------------------------
CUSIP NO. 87815U204
----------------------------                           -------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
         Wynnefield Small Cap Value Offshore Fund, Ltd.
         (No IRS Identification No.)

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  X
         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         WC

--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
                               - 0 -
     NUMBER OF
       SHARES           --------------------------------------------------------
    BENEFICIALLY          8    SHARED VOTING POWER
      OWNED BY                 559,625 (1)
        EACH
     REPORTING          --------------------------------------------------------
       PERSON             9    SOLE DISPOSITIVE POWER
        WITH                   - 0 -

                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               559,625 (1)

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,235,500 (2)

--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

         [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)
         CO

--------------------------------------------------------------------------------
(1) Includes 15,625 shares issuable upon exercise of warrants to purchase shares of Common Stock.
(2) Includes 62,500 shares issuable upon exercise of warrants to purchase shares of Common Stock held by the Wynnefield Group.

----------------------------                           -------------------------
CUSIP NO. 87815U204
----------------------------                           -------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
         Wynnefield Capital Management, LLC
         13-4018186

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  X
         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         WC

--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
                               - 0 -
     NUMBER OF
       SHARES           --------------------------------------------------------
    BENEFICIALLY          8    SHARED VOTING POWER
      OWNED BY                 1,675,875 (1)
        EACH
     REPORTING          --------------------------------------------------------
       PERSON             9    SOLE DISPOSITIVE POWER
        WITH                   - 0 -

                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               1,675,875 (1)

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,235,500 (2)

--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

         [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)
         OO (Limited Liability Company)

--------------------------------------------------------------------------------
(1) Wynnefield Capital Management, LLC holds an indirect beneficial ownership interest in these shares which are directly beneficially owned by Wynnefield
Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.
and includes: (i) 20,625 shares issuable upon exercise of warrants to purchase shares of Common Stock held by Wynnefield Partners Small Cap Value, L.P. and
(ii) 26,250 shares issuable upon exercise of warrants to purchase shares of
Common Stock held by Wynnefield Partners Small Cap Value, L.P. I.

(2) Includes 62,500 shares issuable upon exercise of warrants to purchase shares of Common Stock held by the Wynnefield Group.

----------------------------                           -------------------------
CUSIP NO. 87815U204
----------------------------                           -------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
         Wynnefield Capital, Inc.
         (No IRS Identification No.)

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  X
         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         WC

--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
                               - 0 -
     NUMBER OF
       SHARES           --------------------------------------------------------
    BENEFICIALLY          8    SHARED VOTING POWER
      OWNED BY                 559,625 (1)
        EACH
     REPORTING          --------------------------------------------------------
       PERSON             9    SOLE DISPOSITIVE POWER
        WITH                   - 0 -

                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               559,625 (1)

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,235,500 (2)

--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

         [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)
         CO

--------------------------------------------------------------------------------
(1) Wynnefield Capital, Inc. holds an indirect beneficial ownership interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value
Offshore Fund, Ltd. and includes 15,625 shares issuable upon exercise of warrants to purchase shares of Common Stock held by Wynnefield Small Cap Value
Offshore Fund, Ltd.

(2) Includes 62,500 shares issuable upon exercise of warrants to purchase shares of Common Stock held by the Wynnefield Group.

----------------------------                           -------------------------
CUSIP NO. 87815U204
----------------------------                           -------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
         Nelson Obus
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         WC

--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
                               - 0 -
     NUMBER OF
       SHARES           --------------------------------------------------------
    BENEFICIALLY          8    SHARED VOTING POWER
      OWNED BY                 2,235,500 (1)
        EACH
     REPORTING          --------------------------------------------------------
       PERSON             9    SOLE DISPOSITIVE POWER
        WITH                   - 0 -

                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               2,235,500 (1)

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,235,500 (2)

--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

         [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)
         IN
--------------------------------------------------------------------------------
(1) Mr. Obus may be deemed to have an indirect beneficial ownership in such shares through his positions as a managing member of Wynnefield Capital
Management, LLC and a principal executive officer of Wynnefield Capital, Inc.
Wynnefield Capital Management, LLC holds an indirect beneficial ownership interest in 1,629,000 shares and 46,875 shares issuable upon exercise of warrants which are directly beneficially owned by Wynnefield Partners Small Cap
Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I. Wynnefield Capital,
Inc. holds an indirect beneficial ownership interest in 544,000 shares and
15,625 shares issuable upon exercise of warrants which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

(2) Includes: (i) 20,625 shares issuable upon exercise of warrants to purchase shares of Common Stock held by Wynnefield Partners Small Cap Value, L.P.; (ii)
26,250 shares issuable upon exercise of warrants to purchase shares of Common
Stock held by Wynnefield Partners Small Cap Value, L.P. I; and (iii) 15,625
shares issuable upon exercise of warrants to purchase shares of Common Stock held by Wynnefield Small Cap Value Offshore Fund, Ltd.

----------------------------                           -------------------------
CUSIP NO. 87815U204
----------------------------                           -------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
         Joshua H. Landes
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         WC

--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
                               - 0 -
     NUMBER OF
       SHARES           --------------------------------------------------------
    BENEFICIALLY          8    SHARED VOTING POWER
      OWNED BY                 2,235,500 (1)
        EACH
     REPORTING          --------------------------------------------------------
       PERSON             9    SOLE DISPOSITIVE POWER
        WITH                   - 0 -

                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               2,235,500 (1)

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,235,500 (2)

--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

         [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)
         IN
--------------------------------------------------------------------------------
(1) Mr. Landes may be deemed to have an indirect beneficial ownership in such shares through his positions as a managing member of Wynnefield Capital
Management, LLC and a principal executive officer of Wynnefield Capital, Inc.
Wynnefield Capital Management, LLC holds an indirect beneficial ownership interest in 1,629,000 shares and 46,875 shares issuable upon exercise of warrants which are directly beneficially owned by Wynnefield Partners Small Cap
Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I. Wynnefield Capital,
Inc. holds an indirect beneficial ownership interest in 544,000 shares and
15,625 shares issuable upon exercise of warrants which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

(2) Includes: (i) 20,625 shares issuable upon exercise of warrants to purchase shares of Common Stock held by Wynnefield Partners Small Cap Value, L.P.; (ii)
26,250 shares issuable upon exercise of warrants to purchase shares of Common
Stock held by Wynnefield Partners Small Cap Value, L.P. I; and (iii) 15,625
shares issuable upon exercise of warrants to purchase shares of Common Stock held by Wynnefield Small Cap Value Offshore Fund, Ltd.

Information contained in this Statement is as of the date hereof, unless otherwise expressly provided herein.

ITEM 1. SECURITY AND ISSUER.

Title of Class of Securities:

         Common Stock $.001 par value per share (the "Shares")

Name and Address of Issuer:

         TeamStaff, Inc. (the "Company" or the "Issuer")
         300 Atrium Drive
         Somerset, NJ 08873

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Wynnefield Partners Small Cap Value, L.P.
("Partnership"), Wynnefield Partners Small Cap Value, L.P. I ("Partnership-I"),
Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Nelson Obus ("Mr.
Obus"), Joshua H. Landes ("Mr. Landes"), Wynnefield Capital Management, LLC
("WCM"), Wynnefield Capital, Inc. ("WCI", and collectively with Partnership,
Partnership-I, the Fund, Mr. Obus, Mr. Landes, and WCM, the "Wynnefield
Group"). Each of the listed entities is separate and distinct with different beneficial owners (whether designated as limited partners or stockholders). Mr.
Obus and Mr. Landes are individuals.

WCM, a New York limited liability company, is the general partner of Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Mr. Obus and Mr. Landes are the managing members of WCM and the principal executive officers of WCI, a corporation organized under the laws of the Cayman Islands. WCI is the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United
States of America.

The business address of Mr. Obus, Mr. Landes, and each of the entities in the
Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

During the last five years, neither Mr. Obus, Mr. Landes, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock of the Issuer were paid for from the working capital of each entity in the Wynnefield Group. Each entity in the Wynnefield Group maintains a

separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

ITEM 4. PURPOSE OF TRANSACTION.

Each member of the Wynnefield Group originally acquired the shares of Common
Stock reported in Item 5 below for its own account, and for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect. However, the
Wynnefield Group has recommended, and from time-to-time, may continue to recommend to the Issuer's management various strategies for increasing shareholders' value. The Wynnefield Group and the Issuer's management have continued their dialogue on this and related subjects.

On March 9, 2005, representatives of the Wynnefield Group held telephone discussions with T. Stephen Johnson, the Chairman of the Board of the Issuer,
concerning the possible appointment by the Wynnefield Group of two members to the Issuer's Board. Mr. Johnson indicated he would take the Wynnefield Group's request under advisement and would discuss it with the other members of the
Issuer's Board. On March 11, 2005, a Wynnefield representative held further telephone discussions with Mr. Johnson concerning such possible appointments at which time Mr. Johnson indicated that he and certain other members of the
Issuer's Board, with whom he had discussed the matter, were favorably inclined to the Wynnefield Group nominating two directors to the Issuer's Board and that such Board members would support the nominees of the Wynnefield Group for appointment as directors. On March 17, 2005, T. Kent Smith, the Issuer's
President and Chief Executive Officer, advised the Wynnefield Group that the
Issuer's Board had appointed Peter Black, a portfolio manager with WCI, to the
Issuer's Board subject to his acceptance. As discussed with the Issuer, the
Wynnefield Group reserves the right to nominate an additional member to the
Issuer's Board. On March 18, 2005, Mr. Black accepted his appointment to the
Issuer's Board.

The Wynnefield Group will also continue to evaluate on an ongoing basis the
Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations and other factors, specifically management's ability to maximize shareholder value. In particular, the Wynnefield Group may purchase shares of
Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock.
Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and applicable state securities or "blue sky" laws. In addition, the
Wynnefield Group may seek to influence the policies, procedures, goals and strategic plans of the Issuer through direct communication with the Issuer's management or otherwise.

                                       10

The Wynnefield Group reserves the right to change its plans and intentions at any time as it deems appropriate with respect to all matters referred to in this
Item 4.

Except as otherwise set forth above, no member of the Wynnefield Group has any plans to effect any of the transactions required to be described in Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) - (b) As of March 14, 2005, the Wynnefield Group beneficially owned in the aggregate 2,235,500 shares of Common Stock (including: (i) 20,625 shares issuable upon exercise of warrants to purchase shares of Common Stock held by
Partnership; (ii) 26,250 shares issuable upon exercise of warrants to purchase shares of Common Stock held by Partnership I; and (iii) 15,625 shares issuable upon exercise of warrants to purchase shares of Common Stock held by Fund), constituting approximately 12% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 18,106,229 shares of Common Stock outstanding as of February 7, 2005, as set forth in the Issuer's report on Form
10-Q for the quarter ended December 31, 2004 plus 62,500 shares issuable upon exercise of warrants to purchase shares of Common Stock held by the Wynnefield
Group.). Each member of the Wynnefield Group may be deemed to beneficially own the 2,235,500 shares of Common Stock referenced in the preceding sentence because they together constitute a "group" as that term is used in Section
13(d)(3) of the Exchange Act and thereby may each be deemed to share voting and dispositive power with respect to the Common Stock owned directly by any member.

Partnership owns 758,600 shares of Common Stock and 20,625 shares issuable upon exercise of warrants to purchase shares of Common Stock directly. Partnership-I owns 870,400 shares of Common Stock and 26,250 shares issuable upon exercise of warrants to purchase shares of Common Stock directly. WCM has an indirect beneficial ownership interest in shares of Common Stock owned by Partnership and
Partnership-I through its status as the sole general partner of Partnership and
Partnership-I. Messrs. Landes and Obus are co-managing members of WCM and may also be deemed to have an indirect beneficial ownership interest in shares of
Common Stock owned by Partnership and Partnership-I.

The Fund owns 544,000 shares of Common Stock and 15,625 shares issuable upon exercise of warrants to purchase shares of Common Stock directly. WCI has an indirect beneficial ownership interest in the shares of Common Stock owned by the Fund through its status as investment manager of the Fund. Messrs. Landes and Obus are the principal executive officers of WCI and may also be deemed to have an indirect beneficial ownership interest in shares of Common Stock owned by the Fund.

The filing of this Statement and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Messrs. Obus and Landes disclaim any beneficial ownership of the shares covered by this
Statement.

                                       11

(c) To the best knowledge of the Wynnefield Group, any person in control
(ultimately or otherwise) of the Wynnefield Group, or any general partner, executive officer or director thereof, as applicable, there have been no transactions in Common Stock effected during the sixty days prior to the filing of this Statement.

(d) No person, other than each member of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

On November 10, 2004, each of Partnership, Partnership I, and Fund entered into a Securities Purchase Agreement with the Issuer (the "Securities Purchase
Agreement"). The Securities Purchase Agreement provided that, among other things, that each of Partnership, Partnership I, and Fund will not effect any disposition of the shares of Common Stock and the associated warrants to purchase shares of Common Stock purchased therein unless the Issuer has filed a registration statement which has been declared effective by the Securities and
Exchange Commission registering such shares of Common Stock.

Except as set forth above under this Item 6, to the best knowledge of the
Wynnefield Group, any person in control (ultimately or otherwise) of the
Wynnefield Group, or any general partner, executive officer or director thereof, as applicable, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Group, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.     Joint Filing Agreement, dated as of March 18, 2005 among the
               Partnership, Partnership-I, Fund, Mr. Obus, Mr. Landes, WCM and
               WCI.

                                       12

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2005

                                        WYNNEFIELD PARTNERS SMALL
                                        CAP VALUE, L.P.

                                        By: Wynnefield Capital Management, LLC,
                                              General Partner

                                              By:  /s/ Nelson Obus
                                                   ----------------------------
                                                   Nelson Obus, Co-Managing
                                                   Member

                                        WYNNEFIELD PARTNERS SMALL
                                        CAP VALUE, L.P. I

                                        By: Wynnefield Capital Management, LLC,
                                              General Partner

                                              By:  /s/ Nelson Obus
                                                   ----------------------------
                                                   Nelson Obus, Co-Managing
                                                   Member

                                        WYNNEFIELD SMALL CAP VALUE
                                        OFFSHORE FUND, LTD.

                                        By: Wynnefield Capital, Inc.

                                              By:  /s/ Nelson Obus
                                                   ----------------------------
                                                   Nelson Obus, President

                                        WYNNEFIELD CAPITAL
                                        MANAGEMENT, LLC

                                        By:  /s/ Nelson Obus
                                             ----------------------------------
                                             Nelson Obus, Co-Managing Member

                                        WYNNEFIELD CAPITAL, INC.

                                        By:  /s/ Nelson Obus
                                             ----------------------------------
                                             Nelson Obus, President

                                             /s/ Joshua H. Landes
                                             ----------------------------------
                                             Joshua H. Landes, Individually

                                             /s/ Nelson Obus
                                             ----------------------------------
                                             Nelson Obus, Individually

                                       13

                                  EXHIBIT INDEX

Exhibit 1.     Joint Filing Agreement, dated as of March 18, 2005 among the
               Partnership, Partnership-I, Fund, Mr. Obus, Mr. Landes, WCM and
               WCI.

                                       14